SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NTS–Properties III
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

62942E100
(CUSIP Number)

J. D. Nichols,
Managing General Partner
NTS-Properties Associates
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2000

(Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

CUSIP No. 629421E100	Page 2 of 8

Introduction

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed on behalf of: J.D. Nichols; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and NTS-Properties Associates (the "General Partner"), a Georgia limited partnership. Mr. Nichols, ORIG, Ocean Ridge and the General Partner (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements the final amendment to a Schedule 14D-1 intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 16, 1999 in connection with a tender offer for limited partnership interests ("Interests") of NTS-Properties III (the "Partnership"), the Schedule 13D filed on October 12, 2000, and the final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 29, 2000 in connection with a tender offer by ORIG for Interests.

     Prior to December 31, 2000, Mr. Nichols owned 90% of the outstanding membership interests in ORIG (the "ORIG Interests") and Brian F. Lavin owned the remaining 10% of the ORIG Interests. As of December 31, 2000, Mr. Nichols transferred 89% of the ORIG Interests and retained one percent of the ORIG Interests. Mr. Nichols transferred 15% of the ORIG Interests to Mr. Lavin, who currently owns 25% of the ORIG Interests. Mr. Nichols transferred 74% of the ORIG Interests to his wife, Barbara Nichols, who currently owns 74% of the ORIG Interests. Mrs. Nichols does not have the authority to vote the ORIG Interests transferred to her from Mr. Nichols and holds only an economic interest in ORIG. Thus, Mr. Nichols still has voting power over 75% of the ORIG Interests consisting of: (i) the one percent he retained; and (ii) the 74% he transferred to his wife. This Amendment No. 3 relates to two changes in the reporting of beneficial ownership of the Interests. The first is Mr. Nichols' disclaiming beneficial ownership of those ORIG Interests which are not held in his name in addition to the Interests held by Ocean Ridge and the General Partner. The second is Mr. Lavin's no longer being considered a member of the "group" on whose behalf this Schedule 13D is being filed. Mr. Lavin is not a manager of ORIG and, thus, is not a beneficial owner of the Interests within the meaning of Section 13(d) of the Exchange Act. Mr. Nichols is the sole manager of ORIG with exclusive decision making power with respect to the voting and disposition of the Interests.

     The total number of Interests beneficially owned by the Reporting Persons is 3,083, or 24.3% of the outstanding Interests of the Partnership. The Reporting Persons are hereby amending the filings described above to: (i) reflect the disclaimers of beneficial ownership by Mr. Nichols resulting from the transfer of the ORIG Interests from Mr. Nichols to each of Mr. Lavin and Mrs. Nichols; (ii) reflect that Mr. Lavin is not a beneficial owner of the Interests within the meaning of Section 13(d) of the Exchange Act; and (iii) update the disclosure required pursuant to Item 5 of Schedule 13D.

CUSIP No. 629421E100	Page 3 of 8

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
J. D. Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds: BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:
7)	Sole Voting Power 3,083(1)(2)(3)

8)	Shared Voting Power 0

9)	Sole Dispositive Power 3,083(1)(2)(3)

10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,083(1)(2)(3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 24.3%

14)	Type of Reporting Person: IN

[1]	Includes: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 2,495 Interests owned by ORIG.

[2]	Mr. Nichols disclaims beneficial ownership of 3,041 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 20 Interests owned by Barbara Nichols and (iv) 2,470, or 99%, of the Interests owned by ORIG.

[3]	Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK, Financial, Inc. which is the general partner of Ocean Ridge.
CUSIP No. 629421E100	Page 4 of 8

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
Ocean Ridge Investments, Ltd., a Florida limited partnership

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds: BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: Ocean Ridge is a Florida limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:
7)	Sole Voting Power 546

8)	Shared Voting Power 2,537(1)(2)

9)	Sole Dispositive Power 546

10)	Shared Dispositive Power 2,537(1)(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,083(3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 24.3%

14)	Type of Reporting Person: PN

[1]	Includes: (i) five Interests owned by the General Partner; (ii) 17 Interests owned by Mr. Nichols; (iii) 20 Interests owned by Barbara Nichols; and (iv) 2,495 Interests owned by ORIG.

[2]	Ocean Ridge disclaims beneficial ownership of 2,537 Interests, including: (i) five Interests owned by the General Partner; (ii) 17 Interests owned by Mr. Nichols (iii) 20 Interests owned by Barbara Nichols and (iv) 2,495 Interests owned by ORIG.

[3]	Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 2,495 Interests owned by ORIG.
CUSIP No. 629421E100	Page 5 of 8

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
ORIG, LLC, a Kentucky limited liability company

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds: BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: ORIG is a Kentucky limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:
7)	Sole Voting Power 2,495

8)	Shared Voting Power 588(1)(2)s

9)	Sole Dispositive Power 2,495

10)	Shared Dispositive Power 588(1)(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,083(3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 24.3%

14)	Type of Reporting Person: OO

[1]	Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; and (iv) 20 Interests owned by Barbara Nichols.

2	ORIG disclaims beneficial ownership of 588 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner (iii) 17 Interests owned by Mr. Nichols; and (iv) 20 Interests owned by Barbara Nichols.

3	Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 2,495 Interests owned by ORIG.
CUSIP No. 629421E100	Page 6 of 8

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
NTS–Properties Associates, a Georgia limited partnership

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds: BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)	Citizenship or Place of Organization: NTS-Properties Associates is a Georgia limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With:
7)	Sole Voting Power 5

8)	Shared Voting Power 3,078(1)(2)

9)	Sole Dispositive Power 5

10)	Shared Dispositive Power 3,078(1)(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,083(3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)	Percent of Class Represented by Row (11): 24.3%

14)	Type of Reporting Person: PN

[1]	Includes: (i) 546 Interests owned by Ocean Ridge; (ii) 17 Interests owned by Mr. Nichols; (iii) 20 Interests owned by Barbara Nichols; and (iv) 2,495 Interests owned by ORIG.

[2]	The General Partner disclaims beneficial ownership of 3,078 Interests, including: (i) 546 Interests owned by Ocean Ridge; (ii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (ii) 2,495 Interests owned by ORIG.

[3]	Includes: (i) five Interests owned by the General Partner; (ii) 546 Interests owned by Ocean Ridge; (iii) 17 Interests owned by Mr. Nichols; (iv) 20 Interests owned by Barbara Nichols; and (v) 2,495 Interests owned by ORIG.
CUSIP No. 629421E100	Page 7 of 8

Item 5.     Interest in Securities of the Issuer.

     (a)     Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

     As of May 31, 2001, the number of outstanding Interests of the Partnership is 12,675. The number of Interests beneficially owned by the Reporting Persons is 3,083, or 24.3% of the outstanding Interests.

     (b)     Reference is hereby made to the Introduction and cover pages 3-6 attached hereto, which are incorporated hereby by reference.

     (c)     None.

     (d)     None.

     (e)     Not applicable.

CUSIP No. 629421E100	Page 8 of 8

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2001	J. D. NICHOLS

By: /s/ J.D. Nichols

J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK Financial, Inc.
Its: General Partner

By: /s/ J.D. Nichols

J. D. Nichols
Its: Chairman of the Board

ORIG, LLC

By: /s/ J.D. Nichols

J. D. Nichols
Its: Manager

BRIAN F. LAVIN

By: /s/ Brian F. Lavin

Brian F. Lavin

NTS–PROPERTIES ASSOCIATES

By: /s/ J.D. Nichols

J. D. Nichols
Its: Managing General Partner